UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
DayStar Technologies, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)

23962Q100

(CUSIP Number)
Lampe, Conway & Co., LLC
680 Fifth Avenue – 12th Floor
New York, New York 10019-5429
Tel: (212) 581-8989
with a copy to:
Roland Hlawaty
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5735

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                     October 31, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Persons LC Capital Master Fund, Ltd. (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		4,575,183

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

4,575,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,575,183

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

14.1%

14	Type of Reporting Person (See Instructions)

CO
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

i

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LC Capital Partners, LP (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		4,575,183

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

4,575,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,575,183

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

14.1%

14	Type of Reporting Person (See Instructions)

PN, HC
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LC Capital Advisors LLC (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		5,050,203 (2)

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

5,050,203 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,050,203 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.6%

14	Type of Reporting Person (See Instructions)

OO, HC
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 4,575,183 held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lampe, Conway & Co., LLC (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		5,050,203 (2)

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

5,050,203(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,050,203 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.6%

14	Type of Reporting Person (See Instructions)

OO, IA
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 4,575,183 held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

iv

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LC Capital International LLC (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		4,575,183

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

4,575,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,575,183

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

14.1%

14	Type of Reporting Person (See Instructions)

OO, IA
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

v

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven G. Lampe (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

0

Number of Shares	8	Shared Voting Power
Beneficially Owned
by Each Reporting		5,050,203 (2)

Person With	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

5,050,203(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,050,203 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.6%

14	Type of Reporting Person (See Instructions)

IN
(1)	The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

(2)	Includes (i) 4,575,183 held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

CUSIP No.	23962Q100

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Richard F. Conway (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of Shares		0

Beneficially Owned	8	Shared Voting Power
by Each Reporting
Person With		5,050,203 (2)

	9	Sole Dispositive Power

0

	10	Shared Dispositive Power

5,050,203 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,050,203 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.6%

14	Type of Reporting Person (See Instructions)

IN
(1) The filing of this Schedule 13D shall not be construed as an admission by this reporting person that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.
(2) Includes (i) 4,575,183 held of record by LC Capital Master Fund, Ltd. and (ii) 475,020 held of record by LC Capital / Capital Z SPV, LP. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.

     This Amendment No. 2 (this “Amendment No. 2”) amends the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) dated June 6, 2007, which amended the Schedule 13D dated February 26, 2007 (as amended, the “Schedule 13D”), which was filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined in the Schedule 13D), relating to the common stock, par value $0.01 per share (the “Common Stock”), of DayStar Technologies, Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the reporting persons in the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their respective beneficial interests, if any, therein.
     All capitalized terms used, but not defined, in this Amendment No. 2 are defined in the Schedule 13D.
Item 2. Identity and Background
     The response to Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the first sentence of the second paragraph, “Partners may be deemed to control the Master Fund by virtue of Partners’ ownership of a third of the outstanding shares of the Master Fund.” with the following: “Partners may be deemed to control the Master Fund by virtue of Partners’ ownership of approximately 27.36% of the outstanding shares of the Master Fund.”
Item 5. Interest in Securities of the Issuer
     (a) The response to Item 5(a) of the Schedule 13D is hereby amended by replacing the first sentence with the following: “For information regarding the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person, please see their respective cover pages to this Amendment No. 2. The percentages on the respective cover pages are based on 32,448,762 shares of Common Stock, par value $0.01 per share, outstanding as of October 31, 2007 (this figure is calculated based upon the information provided in the Issuer’s Prospectus filed on Form 424B4 with the Securities and Exchange Commission on October 26, 2007 and the Issuer’s Press Release filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2007 stating that (i) Issuer sold 15,000,000 shares of Common Stock in its public offering and (ii) the underwriters exercised their over-allotment option to purchase an additional 2,250,000 shares).”
     (c) The response to Item 5(c) of the Schedule 13D is hereby amended by adding the following: “On October 31, 2007 Master Fund acquired 1,830,000 shares of Common Stock and LC Capital / Capital Z SPV, LP acquired 170,000 shares of Common Stock at $4.25 per share in connection with the Issuer’s public offering of Common Stock.

1

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information at the end thereof.
     On August 2, 2007, the Issuer and Master Fund entered into a second amendment to the Registration Rights Agreement by and between the Issuer and Master Fund, dated January 19, 2007 (the “Second Amendment”). The Second Amendment supersedes the Amendment entered into on May 29, 2007. The Second Amendment allows for the registration of shares of Issuer’s Common Stock issued under a specified future financing by Issuer to occur prior to the registration of the shares of Issuer’s Common Stock already issued to Master Fund under the Registration Rights Agreement. The Second Amendment also sets forth the obligations of Issuer to pay liquidated damages if certain conditions are not met regarding the registration of the shares of Issuer’s Common Stock. Additionally, the Second Amendment requires that if the Issuer undertakes a change of control or additional financing meeting certain criteria prior to August 31, 2012, Issuer must offer to issue warrants to purchase shares of Issuer’s Common Stock to Master Fund.
     The foregoing descriptions of the Second Amendment is a summary and is qualified in its entirety by reference to the complete text of the Second Amendment filed as Exhibit 99.8 to the Schedule 13D and is incorporated in the Schedule 13D by reference.
Lock-Up Agreement
     In connection with the public offering of shares of Common Stock of the Issuer, Master Fund entered into a Lock-up Letter Agreement with ThinkEquity Partners LLC, the underwriter of the Issuer’s public offering, dated October 8, 2007 (the “Lock-Up”). The Lock-Up places certain restrictions on Master Fund’s ability to transfer shares of Common Stock.
     The foregoing descriptions of the Lock-Up is a summary and is qualified in its entirety by reference to the complete text of the Lock-Up attached as Exhibit 99.9 of this Second Amendment.
Item 7. Material to be Filed as Exhibits.
The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 99.8	Second Amendment to Registration Rights Agreement with LC Capital Master Fund, Ltd. (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-QSB filed with the SEC on August 3, 2007).

Exhibit 99.9	Lock-up Letter Agreement between ThinkEquity Partners LLC and LC Capital Master Fund, Ltd. dated October 8, 2007.

2

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2007

LC CAPITAL MASTER FUND, LTD.

		By:	/s/ Richard F. Conway

		Name:	Richard F. Conway
		Title:	Director

LC CAPITAL PARTNERS, LP		LC CAPITAL ADVISORS LLC

By:	LC Capital Advisors LLC, its General Partner

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway

Name:	Richard F. Conway	Name:	Richard F. Conway
Title:	Managing Member	Title:	Managing Member

LAMPE, CONWAY & CO., LLC		LC CAPITAL INTERNATIONAL LLC

By:	/s/ Richard F. Conway	By:	/s/ Richard F. Conway

Name:	Richard F. Conway	Name:	Richard F. Conway
Title:	Managing Member	Title:	Managing Member

/s/ Steven G. Lampe		By:	/s/ Richard F. Conway

Name:	Steven G. Lampe	Name:	Richard F. Conway